CERTAIN INFORMATION IN THIS EXHIBIT HAS BEEN REDACTED BECAUSE IT IS BOTH NOT MATERIAL AND WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

MARKETING AND ADMINISTRATIVE

SERVICES AGREEMENT

Jefferson National Life Insurance Company of New York (“Firm”) and VP Distributors, LLC (“Distributor”) mutually agree to the arrangements set forth in this Marketing and Administrative Services Agreement (the “Agreement”) effective as of January 1, 2015. Finn and the Distributor are referred to collectively herein as the “Parties.”

WHEREAS, Firm is the issuer of variable annuity contracts and variable life insurance policies (the “Contracts”);

WHEREAS, Firm has entered into a Participation Agreement, dated as of January 1, 2015 (the “Participation Agreement”), with Virtus Variable Insurance Trust, a Delaware statutory trust (the “Trust”) and Distributor, pursuant to which the Trust agreed to make shares of certain of its series, listed in Schedule A hereto, as such Schedule may be amended from time to time (the “Portfolios”), available for purchase by one or more of Finn’s separate accounts or divisions thereof (each, a “Separate Account”) for Contract owners to allocate Contract value;

WHEREAS, Firm desires to provide for the marketing of the Portfolios and provide certain administrative and recordkeeping services (collectively, the “Services”) to Contract owners in connection with their allocation of Contract value and purchase payments to the Portfolios; and

WHEREAS, Distributor desires to compensate Firm in recognition of its provision of the Services;

NOW, THEREFORE, the Parties agree as follows:

Section I — Representations and Warranties

(A) Firm represents and warrants that it is an insurance company licensed under the laws of the State of New York.

(B) Firm represents and warrants that it will not accept compensation for promoting or selling shares of thePortfolios in the form of commissions on brokerage transactions directed to it by a Portfolio.

(C) Finn represents and warrants that it will not accept compensation for promoting or selling shares of the Portfolios in the form of commissions directed to it by any Portfolio from any broker or dealer which has executed portfolio securities transactions for that Portfolio.

(D) Firm represents and warrants that it has not entered into any agreement with any Portfolio or Distributor or any of Distributor’s affiliates pursuant to which that Portfolio or Distributor or any of Distributor’s affiliates is expected to direct brokerage commissions to it to compensate it for promoting or selling any Portfolio’s shares.

Section III — Nature of Payments for Services

The Parties to this Agreement recognize and agree that Distributor’s payments to Firm are for marketing and administrative services only and do not constitute payment in any manner for investment advisory services. The amount of the marketing and administrative expense payments made by Distributor to Firm pursuant to this Agreement are not intended to be, and shall not be deemed to be, indicative of Distributor’s or its affiliates’ bona fide profits or of the actual costs to Firm of providing marketing and administrative services to Distributor. To the extent that there is a Rule 12b-1 Plan currently in effect (a “Plan”) under the 1940 Act, with respect to the shares of any of the Portfolios, a portion of the service fee hereunder with respect to such shares of such Portfolio may be paid under the Plan, as determined by Distributor and to the extent permissible under applicable law.

Section IV — Disclosure

Consistent with any current legal requirements or legal requirements as may become effective, including without limitation, the Securities Exchange Act of 1934, the rules thereunder and the applicable rules of any self-regulatory organization, in effect at any time during the term of this Agreement, or as requested by Contract owners, Firm agrees to provide written point of sale disclosure to its Contract owners describing the Services provided by it pursuant to this Agreement, the payments made by Distributor pursuant to this Agreement and any other matters required under applicable law, rule or regulation.

Section V — Maintenance of Records

Each party shall maintain and preserve all records as required by law to be maintained and preserved in connection with providing the services described herein. Upon the reasonable request of Distributor, Finn will provide Distributor or its representative, copies of all such records.

Section VI — Term and Termination

(A) This Agreement shall remain in full force and effect for a period of one year from the date hereof and shall be automatically renewed thereafter for successive one-year periods, unless otherwise terminated,

(B) This Agreement may be terminated with respect to any Portfolio by Distributor or by Firm without penalty, upon sixty (60) days’ prior written notice to the other party.

(C) This Agreement will automatically terminate on the date of termination of the Participation Agreement.

(D) Notwithstanding anything contained herein to the contrary (including, without limitation, termination of this Agreement pursuant to this Section VI), unless prohibited by applicable law, for so long as the Firm owns shares of any Portfolio and provides the services set forth herein, Firm shall be entitled to the compensation set forth in this Agreement.

(E) Severability. This Agreement shall be severable as it applies to each Portfolio, and action on any matter shall be taken separately for each Portfolio affected by the matter. If any portion of this Agreement shall be found to be invalid or unenforceable by a court or tribunal or regulatory agency of competent jurisdiction, the remainder shall not be affected thereby, but shall have the same force and effect as if the invalid or unenforceable portion had not been inserted,

[Signature page follows.]

SCHEDULE A

Portfolio	Fee
Virtus International Series	[**] basis points
Virtus Multi-Sector Fixed Income Series	[**] basis points
Virtus Premium AlphaSector° Series	[**] basis points
Virtus Real Estate Securities Series	[**] basis points